UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2021

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Annual and Extraordinary General Meeting of Shareholders

Attached hereto and incorporated herein is the (i) Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Extraordinary General Meeting of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company”) to be held on Thursday, July 8, 2021 (the “Meeting”), and (ii) voting instruction form which will be sent to holders of American Depositary Shares by The Bank of New York Mellon.

Only shareholders of record who hold Ordinary Shares of the Company, or American Depositary Shares representing Ordinary Shares of the Company, at the close of business on June 7, 2021, will be entitled to vote at the Meeting and any postponement or adjournments thereof.

Resignation of Director

On June 3, 2021, Mr. Michael Gally notified the Company of his resignation from the Board of Directors of the Company. Mr. Gally’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-252334) and Form S-8 (Registration No. 333-229716 and 333-239474), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Extraordinary General Meeting of Shareholders to be held on July 8, 2021.
99.2	Voting Instruction Form for Holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: June 3, 2021	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer

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